
July 30, 2018

Matthew M. Klein
CFO
Vectrus, Inc.
655 Space Center Drive
Colorado Springs, Colorado 80915

      Re: Vectrus, Inc.
          10-Q filed May 8, 2018 File No. 001-36341

Dear Mr. Klein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-Q filed May 8, 2018

Note 3 Revenue, page 10

1.   It appears from your description on page 25 about the K-BOSSS contract that you perform a variety of activities under a customer contract. Please tell us your consideration of ASC 606-10-50-17 related to the disclosure of significant judgments involved in determining that all of the contracts have a single performance obligation.The disclosure on page 10 does not clearly explain how you reached that determination.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 with any questions.

                                 Division of Corporation Finance
                                 Office of Manufacturing and
                                 Construction